Mail Stop 3561

January 26, 2010

Mr. Robert M. Dunn
Chief Executive Officer
Remuda Investment Corporation
1330 Post Oak Blvd.,
Suite 1600
Houston, TX 77056

Re: Remuda Investment Corporation
Form 10-K for the Fiscal Year Ended
December 31, 2008
File No. 000-53137

Dear Mr. Dunn:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brian K Bhandari
Branch Chief
Office of Beverages, Apparel and
Health Care Services